

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

July 29, 2009

Mr. Russell J. Fichera
Chief Financial Officer
Allion Healthcare, Inc.
1660 Walt Whitman Road, Suite 105
Melville, New York 11747

      **Re: Allion Healthcare, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 29, 2009
             File No. 000-17821**

Dear Mr. Fichera:

      We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

                                 Sincerely,

                                 John Reynolds
                                 Assistant Director